

September 3, 2014

Via E-mail
Gregory L. Ebel
President and Chief Executive Officer
Spectra Energy Corp.
Spectra Energy Partners, LP
5400 Westheimer Court
Houston, Texas 77056

      Re: Spectra Energy Corp.
             Spectra Energy Partners, LP
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed February 28, 2014
             File Nos. 1-33007 and 1-33556

Dear Mr. Ebel:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Spectra Energy Corp.

Item 8. Financial Statements and Supplementary Data, page 64

Notes to Consolidated Financial Statements, page 72

16. Debt and Credit Facilities, page 97

1. We note your disclosure in the footnotes to the second table on page 99 that credit facilities of certain subsidiaries include financial covenants. Please tell us whether these

covenants and/or any other third party or regulatory restrictions on your subsidiaries or investments accounted for by the equity method restrict the ability to transfer funds to you in the form of loans, advances or cash dividends without consent. If so, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Spectra Energy Partners, LP

Exhibit 31.2

2. Please revise so that paragraph 1 conforms to the language in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief